July 26, 2017

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Vroman-Lee:

On June 22, 2017, Steben Select Multi-Strategy Fund (the “Fund”) filed a Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 with the U.S. Securities and Exchange Commission (the “SEC”) (accession number 0001144204-17-033564) as an annual update to its Registration Statement. Following below is a summary of the oral comments provided by you on July 26, 2017, regarding the Fund’s Registration Statement.

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are anticipated to be filed with the SEC in a Post-Effective Amendment No. 2 on or about July 26, 2017.

1.	Comment: The SEC staff requests that POS 8C filings be filed at least 60 days before the requested date of effectiveness noted in any acceleration requests.

Response: The Fund represents that it will make future POS 8C filings at least 60 days before the requested date of effectiveness.

2.	Comment: Please update references to the independent registered public accounting firm in the Registration Statement. Also, please confirm that their consents will be included in the next filing.

Response: The Fund has updated references to the Fund’s independent registered public accounting firm. The Fund also confirms that their consents will be included in Post-Effective Amendment No. 2.

3.	Comment: In footnote 3 to the Offering table on page ii of the prospectus, please remove the cross reference to “Fund Expenses” in the last sentence of the footnote because the organizational costs of the Fund were paid by the Investment Manager.

Response: The cross reference has been removed and replaced with cross reference to the “Investment Manager” section which notes that those expenses were paid by the Investment Manager.

4.	Comment: In Appendix B to the prospectus, please confirm supplementally that the performance calculations included therein are calculated in accordance with Rule 482(d)(3(i)) under the Securities Act of 1933, as amended.

Response: The Fund confirms that the performance calculations included in Appendix B are calculated in accordance with Rule 482(d)(3)(i).

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We appreciate your review of the revised prospectus and SAI. In order to commence operations as soon as possible, we request that the staff declare the Fund’s registration statement effective on Friday, July 28, 2017. Included with the filing are requests of acceleration to such effect.

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada
K&L Gates LLP